UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Frank Martire, Jr.
220 Fifth Avenue, Floor 17
New York, NY 10001
(646) 450-9187
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
BGPT Trebia LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,450,879 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,450,879 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,450,879 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Bridgeport Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,450,879 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,450,879 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,450,879 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Frank R. Martire, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,210

	8	SHARED VOTING POWER
4,450,879 (1)

	9	SOLE DISPOSITIVE POWER
72,210

	10	SHARED DISPOSITIVE POWER
4,450,879 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,523,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Frank Martire, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,450,879 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,450,879 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,450,879 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 5.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D originally filed by BGPT Trebia LP, Bridgeport Partners GP, LLC, Frank R. Martire, Jr. and Frank Martire, III (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 7, 2022 and amended on April 20, 2022 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

On December 4, 2023, the Company filed a Current Report on Form 8-K and reported that on November 30, 2023, the Company, its wholly owned subsidiary, Total Security Limited, formerly known as Protected.net Group Limited, a private limited company incorporated in England and Wales (“Total Security”), Avance Investment Management, LLC, a Delaware limited liability company (“Avance”), Just Develop It Limited, a private limited company incorporated in England and Wales (“JDI” and, collectively, the “Parties”), completed the sale of Total Security’s business, including its antivirus and consumer privacy software solutions (the “Business”), pursuant to the terms of a share purchase agreement executed by the Parties on November 30, 2023 (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, JDI acquired Total Security for consideration to the Company comprised of, among other things, the transfer to the Company by JDI and related parties of 29,075,143 shares of Class A common stock. As a result of the transfer to the Company of such shares, which resulted in a decrease in the number of outstanding shares of Class A common stock, the Reporting Persons’ ownership changed by more than one percent from its ownership reported in Amendment No.1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth or incorporated by reference in Items 2, 3 and 6 of the Schedule 13D and the Explanatory Note of this Amendment No. 2 is incorporated by reference in this Item 5.

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 2 are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of December 5, 2023, based on 65,653,118 shares of Class A common stock outstanding as of December 5, 2023 (such outstanding shares based on information provided to the Reporting Person by the Issuer on December 5, 2023).

As of December 5, 2023, Mr. Martire, Jr. beneficially owned an aggregate of 4,523,089 shares of Class A Common Stock (comprised of 4,450,879 shares of Class A common stock directly held by BGPT and 72,210 shares of Class A common stock directly held by Mr. Martire, Jr. from vested restricted stock units which converted, or will vest and convert within 60 days of the date of this filing, into Class A common stock on a one-for-one basis upon vesting), which represents 6.9% of the outstanding Class A common stock. Mr. Martire, Jr. also owns 40,209 unvested restricted stock units which convert into Class A common stock on a one-for-one basis upon vesting in substantially equal installments through June 15, 2024. The other Reporting Persons beneficially owned an aggregate of 4,450,879 shares of Class A Common Stock (comprised of 4,450,879 shares of Class A common stock directly held by BGPT), which represents 6.8% of the outstanding Class A common stock. None of the Reporting Persons beneficially own any of the outstanding 21,512,757 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) (such outstanding shares based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, as of December 5, 2023, the shares of Class A common stock beneficially owned by Mr. Martire, Jr. had a total voting power of 5.2%, and the shares of Class A common stock beneficially owned by the other Reporting Persons had a total voting power of 5.1%.

By virtue of the Shareholders Agreement (described in Item 6 below), BGPT, Trasimene, Cannae Holdings, LLC (“CHL”), Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expect that each of the other members of the Group will file their own Schedule 13Ds to report the shares of Class A common stock that they beneficially own. Each Reporting Person expressly disclaims beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Not applicable.

(d) Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock owned by such Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2023	BGPT TREBIA LP
By its general partner, Bridgeport Partners GP LLC

/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.
Title: Member

/s/ Frank Martire, III
Name: Frank Martire, III
Title: Member

BRIDGEPORT PARTNERS GP LLC

/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.
Title: Member

/s/ Frank Martire, III
Name: Frank Martire, III
Title: Member

FRANK R. MARTIRE, JR.

/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.

FRANK MARTIRE, III

/s/ Frank Martire, III
Name: Frank Martire, III